UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 3)*

Century Communities, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156504300

(CUSIP Number)

Dale Francescon

8390 East Crescent Parkway, Suite 650

Greenwood Village, CO 80111

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 156504300

1	NAME OF REPORTING PERSONS Dale Francescon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 589,195(1)
	6	SHARED VOTING POWER 1,579,762(2)
	7	SOLE DISPOSITIVE POWER 589,195(1)
	8	SHARED DISPOSITIVE POWER 1,579,762(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,957(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 220,692 shares of Common Stock held directly by Dale Francescon, 250,000 shares of Common Stock held by the Dale Francescon Roth IRA and an aggregate of 118,503 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of December 31, 2018.

(2)	These shares are held by DF Century, LLC. Dale Francescon, the sole member of DF Century, LLC, has sole voting and dispositive power over the shares held by DF Century, LLC.
(3)

This percentage is based on 30,758,852 shares of Common Stock of the Issuer outstanding as of October 26, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, as filed with the Securities and Exchange Commission on November 7, 2018.

SCHEDULE 13G

CUSIP No. 156504300

1	NAME OF REPORTING PERSONS DF Century, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,579,762(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,579,762(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,762(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	These shares are held by DF Century, LLC. Dale Francescon, the sole member of DF Century, LLC, has sole voting and dispositive power over the shares held by DF Century, LLC.
(2)

This percentage is based on 30,758,852 shares of Common Stock of the Issuer outstanding as of October 26, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, as filed with the Securities and Exchange Commission on November 7, 2018.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Century Communities, Inc.

(b)	Address of Issuer’s principal executive offices:

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

Item 2.

(a)	Name of persons filing:

Dale Francescon

DF Century, LLC

(b)	Address or principal business office or, if none, residence:

The principal address for each of Dale Francescon and DF Century, LLC is:

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

(c)	Citizenship:

Dale Francescon is a citizen of the United States of America. DF Century, LLC is a limited liability company formed under the laws of the State of Colorado.

(d)	Title of class of securities:

Common Stock, par value $0.01 per share

(e)	CUSIP No.:

15604300

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company, as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(ii)(G).
(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Dale Francescon: The information required by Items 4(a)-(c) is set forth in Rows 15-11 of Dale Francescon’s cover page and is incorporated herein by reference.

DF Century, LLC: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of DF Century, LLC’s cover page and is incorporated herein by reference.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

/s/ Dale Francescon
Dale Francescon

DF Century, LLC

By:	/s/ Dale Francescon
Name: Dale Francescon
Title: Sole Member

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G/A need be filed with respect to ownership by each of the undersigned of the Common Stock of Century Communities, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 13, 2019

/s/ Dale Francescon
Dale Francescon

DF Century, LLC

By:	/s/ Dale Francescon
Name: Dale Francescon
Title: Sole Member